
12060372


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH. D.C.
196
SECTION

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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NASDAQ Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Venu Palaparthi (212) 401 8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4

OATH OR AFFIRMATION

I, Eric Noll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nasdaq Execution Services, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP Transaction Services

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFREY M MOY
NOTARY PUBLIC STATE OF NEW YORK
KINGS COUNTY
LIC. #01MO6067860
COMM. EXP. MARCH 8, 20 14



STATEMENT OF FINANCIAL CONDITION

Nasdaq Execution Services, LLC
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Nasdaq Execution Services, LLC

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nasdaq Execution Services, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 15,505,125
Deposits with clearing organizations	510,000
Receivables from affiliates, net	1,005,570
Goodwill	5,569,073
Deferred tax assets	3,111,965
Other assets	1,043,132
Total assets	$ 26,744,865
Liabilities and member's equity	
Liabilities:	
Accrued routing fees	$ 3,742,455
Accrued compensation and benefit costs	301,351
Accounts payable	50,738
Total liabilities	4,094,544
Member's equity	22,650,321
Total liabilities and member's equity	$ 26,744,865

See accompanying notes to the statement of financial condition.

Nasdaq Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Description of the Business

Nasdaq Execution Services, LLC (the Company) is a wholly owned subsidiary of Norway Acquisition, LLC (Norway Acquisition), which is a wholly owned subsidiary of The NASDAQ Stock Market LLC (the Exchange). The NASDAQ OMX Group, Inc. (NASDAQ OMX) is a holding company that operates the Exchange as its wholly owned subsidiary. On December 23, 2008, the Company became a single-member LLC as a result of a reorganization. The Exchange provides NASDAQ OMX's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange and other national stock exchanges. The Company has no customers, but accepts orders from related party entities as part of its core routing brokerage business.

Activity and Regulation of Nasdaq Execution Services, LLC

The Company currently operates as the Exchange's routing broker-dealer for sending orders from the Exchange to other venues for execution in accordance with member order instructions and requirements. In November 2011, the Company also started to route for NASDAQ OMX BX (BX) and NASDAQ OMX PHLX (PHLX). The Company had previously cleared all trading activity directly with the National Securities Clearing Corporation (NSCC), either as a Qualified Special Representative (QSR) or under an Automated Give Up (AGU) agreement, through the Automated Confirmation Trades system (ACT), except for institutional trades and Designated Order Turnaround (DOT) processed listed securities. Since July 11, 2008, however, the Company has been replaced by The NASDAQ Stock Market Omnibus Account (Omnibus Account) as the central facilitating account on the Exchange. This Omnibus Account is granted by the NSCC to NASDAQ under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and the two legged off-setting clearing transactions comprising trades on the Exchange. The Omnibus Account is different from the broker-dealer in two primary regards, the Omnibus Account is submitted locked-in under the auspices of the Exchange rather than QSR or AGU, and the Omnibus Account is not legally a party to the trade, as it only exists as a facilitator as stated.

The Company maintains its QSR status and relationships, and its AGU relationships, but is no longer a broker-dealer operating an electronic trading venue, or facilitating for one as was the case. The broker-dealer is now strictly a routing broker, relying on the executing party or venue; another broker operating an electronic communications network (ECN), alternative trading system (ATS), or agency book, or registered stock exchange, to submit clearing records against the Company to the NSCC as applicable. Certain transactions, primarily in the trade support role, may still be handled manually via ACT. The QSR relationship is an agreement between the

1. Organization and Description of the Business (continued)

Company, the clearing broker and a contra-clearing broker whereby the contra-clearing broker agrees to honor all trades sent directly to the NSCC by the Company. In the AGU relationship, the Company will send the trade to ACT initially and then ACT will send the trade to the NSCC for clearing. The Company, as a broker-dealer, can also receive non-electronic executions from markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing on T+1 where the Company could potentially need to trade out of these executions on a principal capacity basis.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and in all 50 states, the District of Columbia and Puerto Rico. It is also a member of the Exchange, BX, PHLX, New York Stock Exchange (NYSE), NYSE ARCA, Financial Industry Regulatory Authority (FINRA), NYSE Amex, Chicago Stock Exchange, International Securities Exchange, Chicago Board Options Exchange, the National Stock Exchange and the BATS Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization (SRO).

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company's cash is held by Bank of New York Mellon ("BONY"). Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by BONY to be delayed or limited. The Company monitors its risk by monitoring the credit quality of BONY and its subsidiaries. The BONY account is a noninterest bearing account. At December 31, 2011, there were no cash equivalents.

Deposits with Clearing Organizations

The deposits with clearing organizations represent funds held at the NSCC for settlement of trades and funds also held at the Depository Trust Company.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. We are required to test goodwill for impairment at the reporting unit annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. If the fair value of the reporting unit is less than its carrying value, the Company would need to further assess if there is an impairment to goodwill.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day resulting in limited market risk to the Company. Securities owned and securities sold, not yet purchased are carried at market value in other assets and accounts payable, respectively, in the statement of financial condition. There were no positions related to securities owned and securities sold, not yet purchased at December 31, 2011.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements. Interest and/or penalties related to income tax matters are recognized in income tax expense.

At December 31, 2011, the Company had accrued no interest and/or penalties related to tax matters.

3. Related-Party Transactions

In 2011, the Company received revenues from the Exchange, BX and PHLX and paid for services provided based on the Services Agreements. The Company operates solely as the routing broker for the Exchange, BX and PHLX. Under the Services Agreements, the Exchange, BX and PHLX agree to pay the Company a fee per share for routing orders related to securities. Revenue is allocated to the Company through an intercompany receivable, resulting in receivables due from affiliates, net on the statement of financial condition. The Exchange agreed to provide the Company with support services, including but not limited to, finance administration, human resources, technology and management support.

Certain other expenses of the Company are settled on the Company's behalf by NASDAQ OMX and the Exchange and are allocated through an intercompany charge, resulting in amounts due to affiliates, which is included in receivables due from affiliates, net on the statement of financial condition.

3. Related-Party Transactions (continued)

At December 31, 2011, the Company's net receivable balance was settled, in part, with Norway Acquisition through a non-cash capital distribution of $51,718,595.

At December 31, 2011, $1,005,570 remained as a net receivable from affiliates. Intercompany balances are settled on a periodic basis.

4. Goodwill

On August 1, 2006, NASDAQ OMX adopted a holding company structure in connection with its registration as a national securities exchange. The Exchange holds the operations of the Exchange and NASDAQ OMX's exchange license. On December 28, 2006, NASDAQ OMX completed an internal reorganization that resulted in the Company's transfer of certain assets and liabilities relating to NASDAQ OMX's acquisition of Inet ATS, Inc. and Brut LLC's trading platforms to the Exchange. These assets and liabilities of the Company were transferred as of December 28, 2006 based on the revised operating structure of these entities and resulted in an allocation of goodwill based on the relative fair value of the Company. As a result of the reorganization and at December 31, 2011, the Company had goodwill of $5,569,073. The Company completed the required annual impairment test, which determined that goodwill was not impaired.

5. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. For income tax purposes, the Company is disregarded as an entity separate from its owner, NASDAQ OMX, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). With respect to each taxable period for which a consolidated or unitary return is filed by NASDAQ OMX which includes the Company, NASDAQ OMX shall pay to and has the right to receive from the Company an amount based on the Company's stand-alone operating results using the tax rate applicable to NASDAQ OMX.

As of December 31, 2011, the net deferred tax asset balance is $3,111,965. This amount primarily relates to the amortization of intangible assets, consisting of routing software and related technology hardware. The intangible assets were fully amortized as of December 31, 2010. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

5. Income Taxes (continued)

As of December 31, 2011, the Company had no unrecognized tax benefits. For periods through December 22, 2008, the Company was treated as a partnership for U.S. income tax purposes, and as a result filed its federal, state and local tax returns, including a New York City Unincorporated Business Tax return. For periods after December 22, 2008, the Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. Federal income tax returns for the years 2008 and 2009 are currently under audit by the Internal Revenue Service. The review of the federal income tax returns for 2010 is expected to commence in 2012. Several state tax returns are currently under examination by the respective tax authorities for the years 2006 through 2009 and the Company is subject to examination for 2010.

6. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

At December 31, 2011, the Company had net capital of $11,910,581, which was $11,660,581 in excess of its required minimum net capital of $250,000. The Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2011, the Company was in compliance with all such requirements.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (Rule 15c3-3) pursuant to paragraph (k)(2)(ii). The Company self clears all transactions and does not hold customer funds or safekeep customer securities.

7. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

7. Commitments and Contingent Liabilities (continued)

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk.

8. Fair Value of Financial Instruments

The Company considers cash, deposits with clearing organizations, receivables from affiliates, net, other assets, accrued compensation and benefit costs, accrued routing fees and accounts payable to be its financial instruments. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

9. Subsequent Events

We have evaluated our subsequent events and there are no known events that require disclosure.

Ernst & Young LLP

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